Exhibit 99.1

CRH Medical Corporation Announces Majority Purchase of Western Ohio Sedation Associates

VANCOUVER, May 1, 2018 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), announces that it has completed an accretive transaction whereby CRH has acquired a 51% interest in a gastroenterology ("GI") anesthesia practice in Dayton, Ohio  ("Western Ohio").

Western Ohio provides anesthesia services to three ambulatory surgical centers and is CRH's first acquisition in the state of Ohio. The transaction was financed through a combination of CRH's credit facility and cash on hand.

Western Ohio transaction highlights:

•	Estimated annual revenue of US$5.3 million
•	EBITDA and cash flow accretive

Edward Wright, CEO of CRH, commented on the transaction, "We are very pleased to have completed another accretive acquisition in 2018. Western Ohio is an existing O'Regan customer and our first acquisition in Ohio. We look forward to continuing to leverage the strength of our O'Regan relationships to further expand our anesthesia business."

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 17 anesthesia acquisitions. CRH now serves 39 ambulatory surgical centers in nine states and performs approximately 272,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

Forward-looking statements:

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "should," "plan," "expects," "expected", and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Readers are also cautioned regarding statements discussing estimated revenues and future growth of the acquired business; profitability; anticipated benefits; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such forward-looking statements include the expected future revenue, anticipated benefits of the acquisition, successful completion of additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and our ability to leverage our existing operations and capabilities. Such forward-looking statements are subject to various risks and uncertainties, including risks related to integration of Community, the JV structure; contractual risks related to the duration of anesthesia services agreements and the risk factors identified in CRH's filings with the Canadian and U.S. securities regulators. Although CRH believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. CRH does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's most recent Annual Information Form which is available on SEDAR at www.sedar.com.

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SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2018/01/c7227.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:00e 01-MAY-18